

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Robert A. Frist, Jr.
President, Chief Executive Officer and Chairman
HealthStream, Inc.
500 11th Avenue North, Suite 1000
Nashville, Tennessee 37203

> **Re: HealthStream, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2022**
> **File No. 333-263949**

Dear Mr. Frist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin Douglas